SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           FORM U-57/A

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed Under Section 33(a) of the

         Public Utility Holding Company Act, as amended



                 HIMPURNA CALIFORNIA ENERGY LTD.

                    (Foreign Utility Company)


               MIDAMERICAN ENERGY HOLDINGS COMPANY

                        (Filing Company)
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     MidAmerican Energy Holdings Company, an Iowa corporation,
("MidAmerican Holdings"), as successor to CalEnergy Company Inc., a Delaware corporation, ("CalEnergy"), hereby amends Item 1, Item 2 and Exhibit A of CalEnergy's Notification of Foreign Utility Company Status filed March 27, 1997 ("March 1997 Notice"). CalEnergy is now named MidAmerican Energy Holdings Company and has acquired the holding company which owns MidAmerican Energy Company ("MidAmerican Energy"), a public utility company.

ITEM 1

1.   The name and address of the foreign utility company is:

     Himpurna California Energy Ltd., a limited liability company organized under the laws of Bermuda ("HCE"), has its principal executive office at Plaza Bapindo, Menara I, 26th Floor, J1. Jend. Sudirman Kav. 54-55, Jakarta 12190, Indonesia. The United States address is: c/o MidAmerican Energy Holdings Company, Attention: General Counsel, 666 Grand Avenue, Des Moines, Iowa, 50303.

2. Description of the facilities owned or operated by the foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

     HCE will own and operate geothermal power production plants and associated interconnection equipment at the Dieng geothermal field in Central Java as fully described in the March 1997 Notice.

3. Listing of the owners of 5% or more of any class of voting security of the foreign utility companies and the amount and nature of such interests:

     MidAmerican Holdings indirectly owns 94% of the voting securities of HCE.

     P.T. Himpurna Enersido Abadi, an Indonesian corporation, owns 6% of the voting securities of HCE.

ITEM 2

1. The names of any domestic associate public-utility company and its holding company are:

     MidAmerican Energy Company, an Iowa corporation, which is an indirect subsidiary of MidAmerican Holdings.

2. The relationship between the foreign utility company and such domestic associate public-utility company is:

     HCE is indirectly owned by MidAmerican Holdings which indirectly holds 100% of the common stock of MidAmerican Energy, the domestic associate public-utility company.

3. The purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company is:

     Not applicable.  MidAmerican Energy did not purchase HCE.

                            EXHIBIT A

     State certifications required under Section 33(a)(2) of the Public Utility Holding Company of 1935 are incorporated herein by reference to Exhibit A of the Form U-57/A, Notification of Foreign Utility Company Status, of Northern Electric, PLC, CE Electric UK, PLC and CE Electric UK Holdings filed on March 12, 1999.

                            SIGNATURE

     The undersigned company has duly caused this to be signed on its behalf by the undersigned thereunto duly authorized.



          MIDAMERICAN ENERGY HOLDINGS COMPANY

          By:  /s/ Douglas L. Anderson
                   Douglas L. Anderson
                   Assistant Secretary

Date:  March 12, 1999